June 13, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Terence O’Brien, Accounting Branch Chief Tracey McKoy, Staff Accountant

Re:	Solazyme, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed March 13, 2013
File No. 001-35189

Ladies and Gentlemen:

Solazyme, Inc. (the “Company”) is submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 31, 2013, relating to the above-referenced Form 10-K of the Company filed March 13, 2013.

For ease of review, we have set forth below comments numbered 1 and 2 from your letter received, together with the Company’s responses thereto.

Form 10-K for the Year Ended December 31, 2012

Note 7. Investments in Joint Ventures and Related Party Transactions, page 99

1.	In future filings please disclose your maximum exposure to loss as a result of your involvement with each VIE. Refer to ASC 810-10-50-4(c) for guidance.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment, and in response, will disclose the following commencing with the filing of the Company’s Form 10-Q for the period ended June 30, 2013:

The following table summarizes the carrying amounts of the assets and the fair value of the liabilities included in the Company’s condensed consolidated balance sheet and the maximum loss exposure related to the Company’s interest in unconsolidated VIEs as of June 30, 2013 (in thousands):

	Assets						Liabilities
VIE	Accounts Receivable		Prepaid Expenses and Other Current Assets		Investments in Unconsolidated Joint Ventures		Loan Guarantee		Maximum Exposure to Loss (1)
Solazyme Bunge JV	$	XX	$	XX	$	XX	$	XX	$	XX
Solazyme Roquette JV		XX		XX		XX		XX		XX

Total	$	XX	$	XX	$	XX	$	XX	$	XX

(1)	Includes maximum exposure to loss attributable to the Company’s loan guarantees required to be provided for the Solazyme Bunge JV.

The Company does not have any current legal or contractual obligations to provide financings to the Solazyme Roquette JV.

The Company may be required to contribute additional capital to the VIEs (for which the Company does not consider itself to be the primary beneficiary) in the future which would increase the Company’s maximum exposure to loss. These future contribution amounts cannot be quantified at this time.

2.	You disclose that you are not the primary beneficiary of Solazyme Bunge and Solazyme Roquette Nutritionals. In future filings please disclose your methodology for determining whether you were the primary beneficiary of your VIE’s, including, but not limited to, significant judgments and assumptions made. Refer to ASC 810-10-50-5A. Please show us your proposed future disclosure.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment, and in response, will include disclosures in the Company’s future filings (reflected as mark-ups to certain footnotes of the Company’s financial statements filed in its Form 10-K on March 13, 2013) as follows:

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include all adjustments necessary for the fair presentation of the Company’s consolidated financial position, results of operations and cash flows for the periods presented. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Solazyme Brazil Renewable Oils and Bioproducts Limitada (“Solazyme Brazil”), which had operations beginning in the first quarter of 2011, and Solazyme Manufacturing 1, L.L.C, which was formed to own the Peoria Facility assets (Note 6) and related promissory note in the second quarter of 2011. All intercompany accounts and transactions have been eliminated in consolidation.

The Company has interests in certain joint venture entities that are variable interest entities (“VIEs”). Determining whether to consolidate a VIE in accordance with ASC 810, Consolidation, requires judgment in assessing (i) whether an entity is a VIE entity and (ii) if the Company is the entity’s primary beneficiary and thus required to consolidate the entity. To determine if the Company is the primary beneficiary of a VIE, the Company evaluates whether it has (i) the power to direct the activities that most significantly impact the VIE’s economic performance and (ii) the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE.

On December 16, 2010, the Company entered into a joint venture agreement with Roquette Frères, S.A. (“Roquette”). The Solazyme Roquette JV is a ~~variable interest entity (“~~VIE~~”)~~ and is 50% owned by the Company and 50% by Roquette. The Company has determined that it is not required to consolidate the 50% ownership in the joint venture and is therefore accounting for the joint venture under the equity method of accounting (see Note 7).

On April 2, 2012, the Company entered into a joint venture agreement with Bunge Global Innovation, LLC (together with its affiliates, “Bunge”). The Company’s joint venture with Bunge (“Solazyme Bunge JV”) is a VIE and is 50.1% owned by the Company and 49.9% owned by Bunge. The Company determined that it is not required to consolidate the 50.1% ownership in the joint venture and is therefore accounting for the joint venture under the equity method of accounting (see Note 7).

7. INVESTMENTS IN JOINT VENTURES AND RELATED PARTY TRANSACTIONS

Solazyme Bunge Joint Venture

In April 2012, the Company and Bunge entered into a Joint Venture Agreement forming a joint venture (“Solazyme Bunge JV”) to build, own and operate a commercial-scale renewable tailored oils production facility (the “Plant”) adjacent to Bunge’s Moema sugarcane mill in Brazil. The Company expects this production facility to have annual production capacity of 100,000 metric tons of oil. Construction of the Plant commenced in the second quarter of

2012, with a targeted start-up in the fourth quarter of 2013. The Plant, which will leverage the Company’s technology and Bunge’s sugarcane milling and natural oil processing capabilities, will produce tailored triglyceride oils primarily for chemical applications. The Solazyme Bunge JV is 50.1% owned by the Company and 49.9% by Bunge and is governed by a four member board of directors, two from each investor. The capital contributions for this venture are being provided jointly by Solazyme and Bunge, and the agreement includes a value sharing mechanism that provides additional compensation to the Company for its technology contributions. The Company committed to make an initial capital contribution of up to $36.3 million in fiscal 2012 and, additional capital contributions of up to an additional $36.3 million beginning after December 31, 2012, primarily to fund the construction of the Plant. ~~In July 2012 and February 2013, the~~ The Company and Bunge each contributed $10.0 million and $2.5 million~~,~~ in July 2012 and February 2013, respectively, in capital to the Solazyme Bunge JV. ~~These~~ The Company’s capital contributions were recorded as an increase to investment in unconsolidated joint ventures and a corresponding decrease to cash and cash equivalents.

The Company has determined that the Solazyme Bunge JV is a VIE based on the insufficiency of each party’s equity investment at risk to absorb losses and the Company’s share of the respective expected losses of the Solazyme Bunge JV. ~~However, the Company determined that it is not the~~ Currently, the construction of the Plant is the activity of the Solazyme Bunge JV that most significantly impacts its economic performance. Although the Company has the obligation to absorb losses and the right to receive benefits of the Solazyme Bunge JV that could potentially be significant to the Solazyme Bunge JV, the Company and Bunge have equally shared decision–making powers over certain significant activities of the Solazyme Bunge JV. Therefore, the Company does not consider itself to be the Solazyme Bunge JV’s primary beneficiary ~~of the Solazyme Bunge JV and therefore will not consolidate~~ at this time and as such has not consolidated the financial results of the Solazyme Bunge JV since the inception of this joint venture. The Company accounts for its interests in the Solazyme Bunge JV under the equity method of accounting. This consolidation status could change in the future due to changes in events and circumstances impacting the power to direct the activities that most significantly affect the Solazyme Bunge JV’s economic performance. The Company will continue to reassess its potential designation as the primary beneficiary of the Solazyme Bunge JV. During the year ended December 31, 2012, the Company recognized $1.8 million of losses related to its equity method investment in the Solazyme Bunge JV.

In anticipation of the Solazyme Bunge JV’s formation, in May 2011, the Company granted Bunge Limited a warrant (the “Warrant”) to purchase 1,000,000 shares of its common stock at an exercise price of $13.50 per share. The Warrant vests (i) 25% on the date that Solazyme and Bunge enter into a joint venture agreement to construct and operate a commercial-scale renewable oil production facility; (ii) 50% upon the commencement of construction of the Plant; and (iii) 25% on the date upon which the aggregate output of triglyceride oil at the Plant reaches 1,000 metric tons. The number of warrant shares issuable is subject to adjustment for failure to achieve the performance milestones on a timely basis as well as certain changes to the capital structure of Solazyme Bunge JV and corporate transactions. The Warrant expires in May 2021.

The Company accounts for the Warrant pursuant to ASC 505-50, Equity-Based Payments to Non-Employees, which establishes that share-based payment transactions with nonemployees shall be measured at the fair value of the consideration received or the fair value of the equity instruments issued (whichever is more reliably measurable), and the measurement date of such instruments shall be the earlier of the date at which a commitment for performance by the counterparty is reached or the date at which the counterparty’s performance is complete. A performance commitment is a commitment under which performance by the counterparty to earn the equity instruments is probable because of sufficiently large disincentives for nonperformance. The measurement date of the Warrant was April 2, 2012, the formation date of Solazyme Bunge JV, as it was determined that the future performance to earn the Warrant shares was probable.

On April 2, 2012, the Company recorded an investment in the Solazyme Bunge JV of $10.4 million, equal to the fair value of the Warrant, and recorded a corresponding $2.7 million of additional paid-in-capital for the vested Warrant shares and $7.7 million of warrant liability for the unvested Warrant shares as of that date. The fair value of the Warrant was determined using the Black-Scholes option pricing model. The warrant liability is remeasured to fair value at each balance sheet date and/or upon vesting, and the warrant liability is reclassified to additional-paid in capital upon vesting. On June 20, 2012, the second tranche of the Warrant shares vested, resulting in a reclassification of $4.6 million, which represented the fair value as of that date, to additional paid-in capital. The Company had a $0.8 million warrant liability associated with the unvested Warrant shares as of December 31, 2012. The fair value of the warrant liability was determined using the Black-Scholes option pricing model based upon the following assumptions: volatility of 55%, risk-free interest rate of 1.48%, exercise price of $13.50 and an expected life of 8.3 years. During the year ended December 31, 2012, the Company recorded an unrealized gain of $2.3 million related to the change in the fair value of the warrant liability. As of December 31, 2012, 750,000 of the Warrant shares had vested.

In addition to forming the Solazyme Bunge JV in April 2012, the Company entered into a Development Agreement with the Solazyme Bunge JV to continue to conduct research and development activities that are intended to benefit the

Solazyme Bunge JV, including activities in the areas of strain development, molecular biology and process development. The Development Agreement provides that the Solazyme Bunge JV will pay the Company a technology maintenance fee in recognition of the Company’s ongoing research investment in technology that would benefit the Solazyme Bunge JV. The Company also entered into a Technology Service Agreement with the Solazyme Bunge JV under which the Solazyme Bunge JV will pay the Company for technical services related to the operations of the production facility.

In November 2012, the Company entered into a joint venture expansion framework agreement with the Solazyme Bunge JV. This framework agreement sets forth the intent of the partners to expand joint venture-owned oil production capacity from the current 100,000 metric tons under construction in Brazil to 300,000 metric tons by 2016 at select Bunge owned and operated processing facilities worldwide. The Company and Bunge also intend to expand the portfolio of oils to be produced out of the Solazyme Bunge JV facility in Brazil. The expanded field and portfolio of oils would include certain tailored food oils for sale in Brazil, where Bunge is the largest supplier of edible oils through several of its retail brands. The Company and Bunge intend to work together through joint market development to bring new, healthy and nutritious edible oils to the Brazilian market.

In February 2013, the Solazyme Bunge JV entered a loan agreement with the Brazilian Development Bank (BNDES) under which it may borrow up to R$245.7 million (approximately USD $120 million based on the exchange rate as of December 31, 2012). As a condition of the Solazyme Bunge JV drawing funds under the loan, the Company will be required to guarantee a portion of the loan (in an amount not to exceed the Company’s ownership percentage in the Solazyme Bunge JV). The BNDES funding will support the Solazyme Bunge JV’s first commercial-scale production facility in Brazil, which will reduce the capital requirements funded directly by the Company and Bunge. The term of the loan is eight years and will have an average interest rate of approximately 4% per annum.

Solazyme Roquette Joint Venture

In November 2010, the Company entered into a joint venture agreement with Roquette, one of the largest global starch and starch-derivatives companies. The purpose of the joint venture, Solazyme Roquette Nutritionals, LLC (“Solazyme Roquette Nutritionals” or the “Solazyme Roquette JV”) is to engage in manufacturing, distribution, sales, marketing and support of products and services related to the use of microalgae to which the Company has not applied its targeted recombinant technology, in a fermentation production process to produce materials for use in the following fields: (i) human foods and beverages, (ii) animal feed and (iii) nutraceuticals. The Solazyme Roquette JV is 50% owned by the Company and 50% by Roquette and is governed by a four member board of directors, two from each investor. Solazyme Roquette Nutritionals will determine the approach to research, development, marketing, sales, distribution and manufacture of products in such fields. While Solazyme Roquette Nutritionals will establish a manufacturing platform for the products, Roquette has committed to provide expertise and resources with respect to manufacturing, including such volumes of corn-based dextrose feedstock as the Solazyme Roquette JV may request subject to the terms of a manufacturing agreement.

The Solazyme Roquette JV agreement contemplates three development stages. In Phase 1, Roquette built and owns a pilot plant with a capacity of approximately 300 metric tons per year for the dedicated use of Solazyme Roquette Nutritionals. In Phase 2, Roquette will build and own a commercial plant with a capacity of approximately 5,000 metric tons per year for the dedicated use of Solazyme Roquette Nutritionals. Solazyme Roquette Nutritionals will have the right, but not the obligation, to purchase and acquire the commercial plant built during Phase 2. Subject to the approval of the board of directors of Solazyme Roquette Nutritionals to enter into Phase 3, Roquette will provide debt and equity financing to build a commercial plant, expected to be sited at a Roquette wet mill with a capacity of approximately 50,000 metric tons per year to be owned by Solazyme Roquette Nutritionals.

The Company has determined that the Solazyme Roquette JV is a VIE based on the insufficiency of each party’s equity investment at risk to absorb losses and the Company’s share of the respective expected losses of the Solazyme Roquette JV. ~~However, the Company determined that it is not the primary beneficiary of the Solazyme Roquette JV and therefore will not consolidate~~ Currently, the Phase 1 plant operations and market development activities are the activities of the Solazyme Roquette JV that most significantly impact its economic performance. The Company currently does not have the obligation to absorb losses of the Solazyme Roquette JV that could potentially be significant to the Solazyme Roquette JV, and the Company and Roquette have equally shared decision–making powers over certain significant activities of the Solazyme Roquette JV. Therefore, the Company does not consider itself to be the Solazyme Roquette JV’s primary beneficiary at this time and as such has not consolidated the financial results of the Solazyme Roquette JV since the inception of this joint venture. The Company accounts for its interests in the Solazyme Roquette JV under the equity method of accounting. This consolidation status could change in the future due to changes in events and circumstances impacting the power to direct the activities that most significantly affect the Solazyme Roquette JV’s economic performance. The Company will continue to reassess its potential designation as the primary beneficiary of the Solazyme Roquette JV. The Company has not recorded any income (loss) in the Solazyme Roquette JV through December 31, 2012, and does not expect to record any income (loss) at this time.

The Company’s initial contribution is the licensing of certain intellectual property (the “IP”) to the Solazyme Roquette JV. In September 2012, the Company contributed approximately $0.5 million to the Solazyme Roquette JV and correspondingly, reduced the Company’s receivable due from the Solazyme Roquette JV by approximately $0.5 million. Roquette is required to provide funds to Solazyme Roquette Nutritionals for working capital, lend additional funds to the Solazyme Roquette JV to provide working capital during Phase 1 and Phase 2 and lend additional funds to the Solazyme Roquette JV to provide working capital during Phase 3. Roquette has also agreed to provide funds to Solazyme Roquette Nutritionals to be used as equity in construction of the Phase 3 facility and to provide debt financing to Solazyme Roquette Nutritionals for construction of the Phase 3 facility, subject to the approval to proceed with construction. In September 2012, the Solazyme Roquette JV entered into a loan facility with Roquette that provided for a $10.0 million loan facility. This facility will be used for working capital purposes and expires on September 15, 2017, unless terminated earlier with three months notice. In October 2012, the Solazyme Roquette JV borrowed $5.0 million under this facility. As of December 31, 2012, $5.0 million remained outstanding under this facility. This $10.0 million loan facility is not guaranteed by the Company.

In November 2011, the Company and Roquette amended the joint venture agreement to provide that Roquette would make available to the Solazyme Roquette JV during Phase 1 and Phase 2, additional working capital in the form of debt financing (“Roquette Loan”). The Company agreed to guarantee repayment of a portion, up to a maximum amount, of 50% of the aggregate draw-downs from the Roquette Loan, if and when drawn, plus a portion of the associated fees, interest and expenses. The Solazyme Roquette JV did not draw down on the Roquette Loan as of December 31, 2012.

We appreciate your assistance in this matter. Please do not hesitate to call me at (650) 780-4777 if you have any questions regarding this matter.

Sincerely,

/s/ Tyler Painter
Tyler Painter CFO

cc: Mr. Jonathan Wolfson, Solazyme, Inc.

cc: Mr. Paul Quinlan, Solazyme, Inc.

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